Exhibit 4.21
EMPLOYMENT AGREEMENT

MEMORANDUM OF AGREEMENT made this 4th day of January, 2005.

B E T W E E N:

SEAN TETZLAFF of

1542 Edgewater Lane
North Vancouver, BC
V7H 1T2

(hereinafter called the "Employee")

- and -

FRONTEER DEVELOPMENT GROUP INC.,
a corporation incorporated under the laws of the
Province of Ontario,

(hereinafter called the "Employer")

                           THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration it is hereby agreed as follows:

1.                       The Employee shall be employed by the Employer in the employment function described in Schedule "B" hereto, or in such other capacity or capacities as may from time to time be mutually agreed by the Employee and Employer.

2.                       The Employee’s primary place of employment will be in Vancouver, British Columbia, Canada and the Employee agrees to reside within a reasonable daily commuting distance to the place of employment. The Employee acknowledges that due to the nature of the Employer’s operations and business, the Employee will be required to travel in the course of performing his duties from time to time.

3.                       The employment of the Employee hereunder shall continue from the date set out in paragraph 1 of Schedule "A" hereto and thereafter from year to year unless and until terminated in a manner provided herein.

4.                       This Agreement may be terminated by the Employer:

(a)	upon one (1) month's written notice to the Employee; or

(b)

at any time for “Just Cause” without notice or payment in lieu thereof or payment of any compensation whatsoever by way of anticipated earnings, bonus payments, benefit contributions or damages of any kind. “Just Cause” shall include, but not be limited to, the following:

	(i)	breach of the Employee's duties to the Employer;

	(ii)	gross misconduct or negligence;

	(iii)	conviction of a criminal offence under the Criminal Code of Canada and/or other applicable legislation; or

(iv)	solicitation of the Employer’s clients or affiliates for personal gain or profit

5.                       The Employee agrees to give the Employer one month’s written notice of his decision to terminate this Agreement.

6.                       The remuneration of the Employee for his services hereunder shall be as set out in paragraph 2 of Schedule "A" hereto. In addition, the Employee may be paid such other remuneration (if any) and shall be entitled to fringe benefits as may from time to time be determined by the Employer.

7.                       The Employee shall from time to time be entitled to such vacations as are set out in paragraph 3 of the Schedule "A" hereto.

8.                       The Employee shall be reimbursed by the Employer for all reasonable expenses properly incurred by the Employee in connection with his duties, in accordance with the Employer’s policies as may be instituted from time to time. For all such expenses the Employee shall furnish to the Employer statements and vouchers as and when required by it.

9.                       The Employee acknowledges that the Employer (for the purposes of this paragraph 9, Employer shall be deemed to include the Employer and each of its affiliates, as such term is defined in the Canada Business Corporations Act) carries on the business of exploring for and, if economically feasible bring into production, mineral resources (the "Business"). The Employee, in the course of his employment hereunder, will have access to and be entrusted with detailed confidential information concerning the manner in which the Employer conducts the Business including information concerning areas of exploration or planned exploration, marketing plans, discussion with potential or current joint venture partners, business strategies, programs, budgets and revenues. The Employee acknowledges that the disclosure of any such detailed confidential information to competitors of the Employer or to the general public, or the use by the Employee of such detailed confidential information for the purposes other than purposes of the Employer, would be highly detrimental to the best interests of the Employer. The Employee understands and agrees with the Employer that the right to maintain confidential such detailed confidential information constitutes a proprietary right which the Employer is entitled to protect. Accordingly, the Employee covenants and agrees with the Employer that:

(a)

he will not, either during the term of this agreement or at any time thereafter, disclose any of such detailed confidential information to any person nor shall he use the same for any purpose other than the purposes of the Employer, nor will he disclose or use for any purpose other than those of the Employer the private affairs of the Employer, or any other information which he may acquire during the course of this agreement with relation to the business and affairs of the Employer; and

(b)

he will not, either during the term of this agreement or at any time within a period of one (1) year following the termination of this agreement, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, explore, acquire, lease or option any mineral property, any portion of which lies within 5 kilometres of any property which the Employer is exploring, has acquired, leased or optioned or is in the process of acquiring, leasing or optioning, at the termination of this agreement. The employer agrees to supply to the employee a map or maps showing the exact locations of such mineral properties at the time of termination of this agreement.

                           If any covenant or provision in this paragraph 9 is determined to be unenforceable or declared invalid in whole or in part for any reason whatsoever, it shall not affect the enforceability or validity of any other covenant or provision hereof or any part hereof, and any such unenforceable or invalid covenant or provision hereof or any part thereof is hereby conceded to be severable and subparagraphs (a) and (b) of this paragraph 9 are hereby declared to be separate and distinct covenants.

                           The Employee agrees that all restrictions contained in this paragraph 9 are reasonable and valid and all defences to the strict enforcement of all or any part thereof by the Employer are hereby waived by the Employee.

                           The Employee acknowledges that the restrictions contained in this paragraph 9 are necessary and fundamental for the protection of the Employer and that a breach by the Employee of any covenant or provision of this paragraph 9 would result in damages to the Employer which could not be adequately compensated for by monetary award to the Employer. Accordingly, it is expressly agreed by the Employee, that in addition to all other remedies available to it, the Employer shall be entitled to the immediate remedy of a restraining order, injunction, or such other form of injunctive relief as may be decreed or issued by any court of competent jurisdiction to restrain or enjoin the Employee from breaching any such covenant or provision.

10.                      The Employee agrees that any inventions, proprietary processes or information and other intellectual property which he invents, develops or creates, alone or with others, in the course of the performance of his duties, are the exclusive property of the Employer. By accepting the Employer’s offer of employment, the Employee thereby assigns, waives and quitclaims any rights he may have as the developer or creator of any such intellectual property and agrees to execute such assignments to the Employer, acknowledgements in favour of the Employer, or other documents in recognition of the Employer’s rights under this provision as the

Employer may reasonably request from time to time during the term of this Agreement or at any time thereafter.

11.                      Upon the termination of the Employee's employment, he shall promptly deliver to the Employer any and all Employer property which is in his control including, without limitation, all computers, cellular telephones, business machines, manuals, notes, reports, software, printouts, access cards, tools, issued equipment and copies of any of the foregoing property.

12.                      Any notice in writing required or permitted to be given to the Employee hereunder shall be sufficiently given if served on the Employee personally or mailed by registered mail postage prepaid addressed to the Employee at his last address known to the Employer. Any notice in writing required or permitted to be given to the Employer hereunder shall be given by registered mail postage prepaid addressed to the Employer at the location to which the Employee normally reports to work. Any such notice mailed as aforesaid shall be deemed to have been received on the second business day following the date of mailing. Either party may at any time change his address for service by giving notice to the other party.

13.                      Any and all previous agreements, whether oral or in writing, between the parties hereto or made on their behalf relating to the employment of the Employee by the Employer are hereby terminated and cancelled and each of the parties hereto hereby releases and forever discharges the other party hereto of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreement.

14.                      This agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of British Columbia.

15.                      Schedules "A" and "B" annexed hereto shall be incorporated in and form part of this agreement. This agreement and the schedules hereto may be amended from time to time with the mutual consent of the parties hereto evidenced in writing.

16.                      The provisions hereof, where the context so permits, shall enure to the benefit of and be binding upon the heirs, executors, administrators or other legal representatives of the Employee and the successors and assigns of the Employer respectively. When the context so requires or permits the masculine gender should be read as if the feminine were expressed.

                           IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

SIGNED, SEALED AND DELIVERED	)
In the Presence of	)
)
/s/ Sean Tetzlaff		l/s
)
)

FRONTEER DEVELOPMENT GROUP INC.

By:	/s/ Mark O’Dea

SCHEDULE "A"

SUPPLEMENTARY TERMS OF EMPLOYMENT

1.                       COMMENCEMENT OF EMPLOYMENT

                           The date of commencement of employment under this Employment Agreement is February 1st 2005.

2.                       REMUNERATION

                           Remuneration is $130,000 per annum payable in equal semi-monthly instalments in arrears. 200,000 stock options will be granted upon signing, which will vest in thirds over a two year period. Please see separate option agreement for details.

3.                       TIME OFF IN LIEU OF OVERTIME

                           The Employee shall not be entitled to pay for overtime worked on weekends, statutory holidays or otherwise. In lieu thereof, the Employee shall be entitled to take time off with pay in an equivalent amount to the overtime worked.

4.                       VACATIONS

                           Three weeks with pay.

5.                       OTHER EMPLOYEE BENEFITS

                           The Employee shall be entitled to participate in any benefit plan implemented from time to time by the Employer.

SCHEDULE "B"

JOB DESCRIPTION

Chief Financial Officer & Corporate Secretary

Fronteer Development Group Inc (Fronteer) has requested and Sean Tetzlaff has agreed to act as; Chief Financial Officer & Corporate Secretary.

Reporting to the CEO and Board of Directors, responsibilities include internal and external financial reporting, strategic financial planning and budgeting, cash management, treasury, taxation, human resources, investor relations, corporate secretary, business affairs including contract administration, insurance, risk management, financings. Specific duties include but are not limited to:

1)

Supervising the preparation of consolidated financial statements, operating and exploration budgets, monthly forecasts and cash flow analysis, including reporting results directly to the Board of Directors.

2)

Supervising the preparation and filing of all regulatory financial information including annual reports, quarterly reports, annual information forms, proxy circulars, material change reports, Form 20-F’s and monthly 6-K filings.

3)	Assisting with corporate financings including preparation of due diligence materials and offering memorandum.

4)	Liaising with potential investors, analysts, brokers, legal counsel and auditors.

5)	Reviewing and drafting contracts, agreements and news releases.

6)	Managing the corporate insurance portfolio, accounting and payroll systems and the investment portfolio.

7)	Implementation of Sarbanes-Oxley requirements.

8)	Liaising with Board of Directors on an ongoing basis, assisting in preparation of materials for Board meetings, drafting Minutes and Directors Resolutions,

9)

Proofing, drafting & inputting details of various legal documents including stock option agreements, employment contracts, setting up escrow accounts, obtaining company registration in provinces outside BC and Ontario for mineral exploration work, registration of Property Option Agreements, obtaining assorted licenses, preparation of treasury directions, material change reports, and insider reports.

AMENDMENT TO SCHEDULE A

SUPPLEMENTARY TERMS OF EMPLOYMENT

2.           REMUNERATION

Remuneration is $160,000 per annum payable in equal monthly or semi-monthly instalments in arrears as modified by the board of directors of the Company on June 7, 2005.